# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sinovac Biotech Ltd., CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares, $0.001 par value per share
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085
Date of event which requires filing of this statement: 06/11/2025
Filed by CIK 0001618789
Persons authorized to receive notices and communications: Vivo Capital, LLC, 192 Lytton Avenue, Palo Alto, California (CA), 94301, 650-688-0818; Stephen Blake, Simpson Thacher & Bartlett LLP,, 2475 Hanover Street, Palo Alto, California (CA), 94304, 650-251-5000; Bryan Jin, Simpson Thacher & Bartlett LLP,, 2475 Hanover Street, Palo Alto, California (CA), 94304, 650-251-5000

## Reporting persons
- Vivo Capital VIII, LLC (CIK 0001618789): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,361,236; sole dispositive power 0; shared dispositive power 1,361,236; aggregate amount beneficially owned 1,361,236 (1.9% of the class)
  Comment: The beneficial ownership reported herein reflects that 1,196,073 of such shares are held by Vivo Capital Fund VIII, L.P. and 165,163 of such shares are held by Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.
  
  The beneficial ownership percentage reported herein is based on 71,860,702 common shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 29, 2024.
- Vivo Capital IX, LLC (CIK 0001750698): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,541,764; sole dispositive power 0; shared dispositive power 4,541,764; aggregate amount beneficially owned 4,541,764 (6.3% of the class)
  Comment: The beneficial ownership reported herein reflects that such shares are held by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.
  
  The beneficial ownership percentage reported herein is based 71,860,702 common shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 29, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.001 par value per share
Name of issuer: Sinovac Biotech Ltd.
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085
Comment: Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 11, 2018 by Vivo Capital, LLC with respect to the Common Shares, par value $0.001 per share ("Common Shares") of Sinovac Biotech Ltd. (the "Issuer"), Amendment No. 1 thereto filed by Vivo Capital, LLC and Vivo Capital VIII, LLC on July 20, 2018, Amendment No. 2 thereto filed by Vivo Capital, LLC, Vivo Capital VIII, LLC and Vivo Capital IX, LLC on August 27, 2018, Amendment No. 3 thereto filed by Vivo Capital VIII, LLC and Vivo Capital IX, LLC on March 19, 2025, and Amendment No. 4 thereto filed by Vivo Capital VIII, LLC and Vivo Capital IX, LLC on April 24, 2025 (as so amended, the "Schedule 13D"). The Items herein amend the information disclosed under the corresponding Items of the Schedule 13D as described herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented and amended by adding the following:

On May 14, 2025, Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P., two funds managed by Vivo Capital VIII, LLC purchased 608 and 84 Common Shares, respectively, at a price of $122.85 per share in a privately negotiated transaction.

On May 14, 2025, Vivo Capital Fund IX, L.P., a fund managed by Vivo Capital IX, LLC purchased 2,308 Common Shares at a price of $122.85 per share in a privately negotiated transaction.

The above purchases were funded by the working capital of the funds managed by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented and amended by adding the following:

On June 11, 2025, Vivo Capital, an affiliate of the Reporting Persons, issued a press release disclosing a letter to all Issuer shareholders (the "Letter"). The Letter addresses a number of statements in the April 29, 2025 letter from the Issuer's Board of Directors (the "Board") that Vivo Capital believes are false, and to reaffirm the Reporting Persons' commitment to upholding the best interests of all Issuer shareholders and to transparent corporate governance. The press release is attached hereto as Exhibit J and incorporated herein by reference.

The Issuer on May 19, 2025 gave notice of a Special Meeting of Shareholders to be held on July 8, 2025 following a requisition by SAIF Partners IV L.P. ("SAIF") for the purposes of (i) removing certain directors and (ii) electing certain other director nominees, including Mr. Shan Fu. The Reporting Persons will continue to engage in discussions with other shareholders regarding SAIF's proposals. The Reporting Persons intend to vote their shares in favor of such proposals at the Special Meeting.

Consistent with the above stated intentions, the Reporting Persons will seek to influence management of the Issuer or its Board of Directors with respect to the business and affairs of the Issuer and may from time to time pursue or propose actions to the Issuer, other shareholders or other persons. The Reporting Persons pursuit of such matters relate to or would result in actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, but not limited to, changes in the present board of directors or management of the Issuer, changes in the present capitalization or dividend policy of the issuer, changes in the Issuer's business or corporate structure, changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, and changes that will relate to the listing of the Issuer's securities on a national securities exchange. The Reporting Persons will continue to engage in discussions with other shareholders concerning some or all of such matters, particularly about the Board and the future of the Issuer.

The filing of this Amendment shall not be construed as an admission that the Reporting Persons and their affiliates, on the one hand, and any other shareholders of the Issuer and their affiliates, on the other hand, are a group, or have agreed to act as a group with each other for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons expressly disclaim beneficial ownership of the common shares beneficially owned by other shareholders who may also be advocating for changes to the New Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 5 to Schedule 13D.

As of the date hereof, the Reporting Persons collectively beneficially own an aggregate of 5,903,000 Common Shares representing 8.2% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 5 to Schedule 13D.

As of the date hereof, the Reporting Persons collectively beneficially own an aggregate of 5,903,000 Common Shares representing 8.2% of the outstanding Common Shares.

The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 5 to Schedule 13D. See also Item 5(a) above.
Transactions in the class effected during the past sixty days:
The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 5 to Schedule 13D.

As of the date hereof, the Reporting Persons collectively beneficially own an aggregate of 5,903,000 Common Shares representing 8.2% of the outstanding Common Shares.

Except as set forth herein, the Reporting Persons have not affected any transactions in Common Shares in the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented and amended by adding the following:

Item 6 of the Schedule 13D is hereby supplemented and amended to incorporate by reference the information set forth in Item 4 to this Amendment No. 5 to Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented and amended by adding the following:

Exhibit No. Description
J Press Release dated June 11, 2025*

* Filed herewith

## Signatures
- Vivo Capital VIII, LLC: /s/ Dr. Frank Kung, Dr. Frank Kung, Managing Member (06/13/2025)
- Vivo Capital IX, LLC: /s/ Dr. Frank Kung, Dr. Frank Kung, Managing Member (06/13/2025)